VCAMPUS CORPORATION

1850 Centennial Park Drive, Suite 200
Reston, VA 20191

January 9, 2007

VIA FACSIMILE (202) 772-9205 AND EDGAR

Securities and Exchange Commission

100 F Street NE Stop 3720

Washington, DC  20549

Attention:	Filing Desk
Ms. Michelle Anderson

Re:	VCampus Corporation
Registration Statement on Form S-1
File No. 333-138808

Ladies and Gentlemen:

VCampus Corporation (the “Registrant”) hereby respectfully requests that you accelerate the effectiveness of the Registrant’s Registration Statement on Form S-1 to 4:30 p.m. Eastern Time on January 10, 2007, or as soon thereafter as may be practicable.

In connection with this request for acceleration of effectiveness the Registrant acknowledges that:

(1)          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)          The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Very truly yours,

VCAMPUS CORPORATION

By:	/s/ Christopher L. Nelson
Christopher L. Nelson, Chief Financial Officer